

January 22, 2013

David C. Moore- Chief Financial Officer
Universal Corporation
9201 Forest Hill Avenue
Richmond, Virginia 23235

> **Re: Universal Corporation**
> **Form 10-K for the fiscal year ended March 31, 2012**
> **Filed May 25, 2012**
> **File No. 001-00652**

Dear Mr. Moore:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended March 31, 2012

Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Significant Accounting Policies, page 45

Recoverable Value-Added Tax Credits, page 47

1. With regard to the audit of your inter-state VAT filings by tax authorities in Brazil, you indicate that no liability has been recorded at March 31, 2012, as no loss is considered probable at this time. If there is at least a reasonable possibility that a loss may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the loss or range of loss, or state that such an estimate cannot be made. Refer to ASC 450-20-50. Please include your proposed disclosures in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 or me at (202) 551-3211 if you have any questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief